Exhibit 99.2

DASSAULT SYSTEMES
Accelrys Definitive Purchase Agreement Joint Conference Call
January 30, 2014

Final

François-José Bordonado
Vice President, Investor Relations

Thank you for participating in this conference call regarding the proposed acquisition of Accelrys, a publicly-traded company, headquartered in San Diego, California.

Joining us on today’s call from San Diego are Bernard Charlès, President and CEO, and Max Carnecchia, Accelrys’ President and CEO. Thibault de Tersant, our Senior EVP, is joining from Paris. Our objectives today are to share with you the rationale for coming together, an overview of Accelrys’ business, and the anticipated transaction timeline.

Before we begin, let me remind you that some of the comments Dassault Systemes and Accelrys will make on this call contain forward-looking statements, which could differ materially from actual results. In addition, the tender offer described in this conference call has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock. At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”), and Accelrys will file a solicitation/recommendation statement with the SEC. Accelrys’ stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys’ stockholders should consider before tendering their shares.  Please refer to the Important Information section of the press release announcing the signing of the definitive merger agreement for Dassault Systèmes to acquire Accelrys.

I would now like to turn the call over to Bernard Charlès.

Bernard Charlès
President and CEO

First of all, I want to welcome ACCELRYS’ Chief Executive, Max Carnecchia, to this call. He and I have spent significant time together over the last several days with our teams, culminating in this morning’s announcement.

But we actually started this path to coming together more than eighteen months ago. Over this extended period, our two organizations have gotten to know each other very well. We share a common vision of where the market is evolving to and, by the way, we also share the same passion for enabling scientific innovation.

Max and the 750 person organization at Accelrys have done an amazing job of building the leading market player in the Scientific Innovation Lifecycle Management market. They have developed a top-tier customer base. In fact, we have some customers in common and independently several of these customers have shared their views over a period of time that coming together, we can create significant additional value for them – connecting the dots for them.

Accelrys is in the midst of transforming from offering products to offering enterprise solutions, and here we have significant integration knowledge from bringing different domains and disciplines together, and as the leader in Product Lifecycle Management (PLM), we are uniquely positioned, working together with Accelrys, to deliver an unmatched scientific PLM solution.

 In a few minutes you will hear directly from Max and he will tell you about Accelrys and its vision to provide solutions that address the needs of organizations that rely on science to innovate their products. Thibault will then share some key financial information on the company and provide you with the transaction timeline. But first let me share with you our perspective of the strategic, technological and business reasons for entering into this merger agreement.

Strategic Rationale

I suspect that none of you will be surprised by this move. Why? When we speak of Dassault Systèmes we say it is about technology, art and science. We are a scientific company deeply involved in our customers’ product innovation so that we can assist them to deliver successful product experiences.  Accelrys is also very clearly centered on delivering software products that their customers utilize to drive scientific innovation in chemistry, biology and materials - from discovery to manufacturing and compliancy. Broadly speaking, Accelrys is addressing industries where Science is at the very heart of its innovation.  Once again this brings us further in our purpose at Dassault Systèmes of harmonizing product, nature and life.

Technological Rationale

Turning to technology, Accelrys brings important knowledge and know-how with its molecular chemistry discovery capabilities, to manufacturing of science-based products and, when appropriate, to fulfilling regulatory compliance. These strengths complement well the internal development work we have been doing at Dassault Systèmes.

Accelrys has brought to market a Cloud-based Lab Process & Management Compliance suite. And they plan to announce and launch ScienceCloud.com, a collaborative hub for scientific communities. These products are extremely well aligned with our industry experiences strategy.

Market and Business Rationale
Let me share our key market and business factors for coming together.

From a market opportunity perspective, Accelrys is participating in the Scientific Innovation Lifecycle Management market, a key priority for Dassault Systèmes with an attractive TAM, estimated at over $4 billion. This market is in a transition as there are many homegrown solutions and niches solutions, much like we have seen in the simulation market, that are migrating to commercial platforms.

Equally important is the fact that one of our principal growth drivers is industry diversification by expanding our presence with key target, formulation-based industry offerings in the life sciences, consumer packaged goods, high tech and energy industries.  And with Accelrys this objective is very well advanced.

In that regard, Accelrys has developed a great list of customers served through its direct sales force and technical experts. And looking at this list of clients are companies in the life sciences and biotech area, where we see additional opportunities to expand these relationships in the future, based upon some of our internal research focused in these areas.

And finally, Accelrys fits very well with our mission – harmonizing product, nature and life. Sharing a passion for scientific innovation, we believe together we can offer a unique and unmatched scientific Product Lifecycle Management solution, with a new paradigm for sustainability where chemistry, materials and biology meet – delivering scientific industry solution experiences.  And it is clear that customers want to have an integrated solution, and with our 3DEXPERIENCE innovation platform, unique ability to integrate different disciplines and scientific focus in common we can help Accelrys accelerate their shift to industry solutions experiences.

I am sure you would like to hear directly from Accelrys’ President and CEO at this point. Let me just add that following the completion of the acquisition, Max will continue to lead this dynamic and passionate company.  Let me now pass the call to Max.

Max Carnecchia
ACCELRYS’ President and CEO

Thank you, Bernard for your comments about our company. I am truly excited about coming together. At Accelrys we are really passionate about delivering solutions to address the needs of organizations that rely on science to innovate their products and processes. We are excited to have our product portfolio serve as the basis for a new domain of solutions within Dassault Systèmes focused on scientific innovation in the age of 3DEXPERIENCE.

ACCELRYS in Brief
Let me step back and introduce you to Accelrys if you are not familiar with us. I also encourage you to go to our website after the call at www.ACCELRYS.com.

In a few words, Accelrys is focused on providing solutions that address the needs of organizations that rely on science to innovate in their products and processes. We have become the leading publicly-traded company in this space and through our acquisitions and organic growth we are now the largest stand-alone player in the Scientific Innovation Lifecycle Management market space, which we call SILM.

We are headquartered in San Diego, California, with offices in the Americas, Europe and Asia. The company went public in 2004. And, our employee base numbers 750 employees of which more than 225 are PhDs.

ACCELRYS Strategy and Product Portfolio

Let me share our strategy and give you a picture of our product portfolio. As a company our vision is to partner with our customers – we want to enable them to optimize their scientific innovation lifecycle, from the first moments of research all the way through to commercialization.  Our goal is to help our customers:

•	Better manage scientific workflows

•	Improve insight to and management of scientific data

•	Reduce cycle times while improving quality and compliance

•	Connect scientific innovation systems and data with existing core downstream systems

•	And improve velocity across the innovation to commercialization process

Our differentiation is that we offer integrated, enterprise software portfolios with breadth and depth covering our customers’ entire product lifecycle.   We have software offerings focused on seven areas:  Scientific Data Management, Modeling and Simulation, Research Informatics, Laboratory Informatics, Enterprise Quality Management, Environmental Health & Safety and Operational Intelligence.

We are planning the launch of a new cloud-based information management and collaboration workspace for the Life Science industry called ScienceCloud.  It is with ScienceCloud that we see unique synergies with the Dassault Systèmes 3DEXPERIENCE Platform. We will be able to benefit from the extensive work that has already been done and dramatically accelerate the delivery of our ScienceCloud as a result.

ACCELRYS’ Value Proposition and Customer Base

We have built a strong customer base thanks to our value proposition to help them optimize the scientific lifecycle of their products. Our customer base includes many of the Fortune 500 companies and in total includes more than 2,000 organizations. From an industry perspective, we break down our customer base according to the following industries: pharma/biotech, chemicals, consumer packaged goods, high tech, manufacturing, including aerospace and automotive companies, and   governments and academic institutions.

We are particularly proud of the following customer statistics. Accelrys works with:

•	29 of the top 30 biopharmaceutical companies

•	5 of the top 5 chemical companies

•	3 of the top 5 consumer packaged goods companies, and

•	5 of the top 5 aerospace companies

•	And significant Government agencies and academic institutions such as the FDA, National Cancer Institute, MIT in the Americas and the University of Cambridge in Europe.

To share some of our customers’ names with you, they include:  Sanofi, Pfizer, GSK and AstraZeneca in pharma/biotech; Du Pont, Shell and BASF in chemicals; and P&G, Unilever and L’Oréal in consumer packaged goods.

Summing up, we operate largely through a direct sales force of account executives working closely with our technical experts.  The ability to leverage our   sales organization and relationships are critical. I see significant opportunity ahead for Dassault Systèmes and the Accelrys sales organizations in North America, Europe and Asia due to this acquisition. Our joint product offerings and the ability to leverage the 3DExperience Platform offers an unparalleled differentiation in our market.

Let me now turn the call over to Thibault.

Thibault de Tersant
Senior EVP and CFO

Thank you, Max. Good morning or good afternoon to all of you.

Bernard has shared our rationale for the acquisition and Max has introduced you to Accelrys.  I would like to provide you with a financial picture of the company and share the anticipated timeline to closure.

Accelrys Financial Overview

Looking at its financials in brief, one of the first points you will note is its financial model.  Accelrys has a high percentage of recurring revenue thanks to a licensing model that is about 80% annual subscriptions with 20% perpetual licenses. Its trailing twelve months renewal rates are in the high 80s and they are targeting to bring that over 90% in the next few years.

Looking at its revenue on a regional basis, Accerlys has a diversified revenue base with the Americas representing about 49% of total revenue, with Europe at about 29%, and with Asia at approximately 22%.

For the year ended December 31, 2012 its revenues totaled $174 million with approximately 54% subscriptions and new licenses, 23% maintenance from perpetual licenses, 16% professional services and about 7% which is content. Their non-GAAP operating margin was about 14%.

For 2013, Accelrys had provided a guidance range for non-GAAP revenue of $178 to $181 million and for non-GAAP earnings per diluted share of $0.33 to $0.34. These figures include the Qumas acquisition for the stub period from December 10th until December 31st.

The company has expanded its product offering in many key areas. At the same time it has been divesting part of its content offering, and facing a slowing of its modeling and simulation business, so while key areas are growing, the overall revenue performance has been somewhat offset.

Transaction Summary and Anticipated Timeline
Turning to the transaction itself, let me share several key details and take you through the anticipated timeline.

First, this is an all cash acquisition. Pursuant to the merger agreement, Dassault Systèmes will make an all cash tender offer for all of the outstanding shares of Accelrys common stock at $12.50 per share, without interest, representing a fully diluted equity value of approximately 750 million dollars.

We plan to initiate a tender offer in the coming days in order to purchase in cash up to 100% of the share capital. Completion of the transaction is subject to Accelrys’ stockholders tendering a majority of Accelrys’ outstanding shares, receipt of certain regulatory approvals and other customary closing conditions. Once the tender offer is closed the remaining shares will be acquired through a merger.  Subject to these closing conditions, we are presently assuming a closing in the second quarter. We plan to add Accelrys to our financial objectives once the transaction is completed or at the time of our first quarter earnings release in April if we have a definitive date for closing or have already closed.

For your information Accelrys is planning to report its 2013 fourth quarter and full year financial results in late February on the 25th.

Let me turn the call back to Bernard now.

Bernard Charlès
President and CEO

Thank you, Thibault.

I would like to emphasize the fact that coming together Accelrys and Dassault Systèmes will create an unmatched leader, with a unique and end-to-end solution from molecule design to delivery of product.

The combination of our two companies, with talented teams will create value.

Finally, this a very exciting moment and Max, Thibault and I are going to be delighted to answer your questions.

* * * *
Important Information

The tender offer described in this document has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of Accelrys’ common stock. At the time the tender offer is commenced, Dassault Systèmes will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”). Accelrys’ stockholders are strongly advised to read these documents that will be filed with the SEC, because they will contain important information that Accelrys’ stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s website (http://www.sec.gov) or by directing a request to Dassault Systèmes, 10 rue Marcel Dassault, CS 40501, 78946 Vélizy-Villacoublay, Cedex, France.